Mail Stop 4720

June 2, 2009

Patrick E. Beans
Vice President, Treasurer,
Chief Financial Officer and Secretary
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

> **Re: National Research Corporation**
> **Registration Statement on Form S-3**
> **Filed May 20, 2009**
> **File No. 333-159370**

Dear Mr. Beans:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It does not appear that you are eligible to conduct a primary offering on Form S-3 under General Instruction I.B.1. Please supplementally provide us with your analysis that supports your apparent conclusion that this transaction is appropriately characterized as a secondary transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

Patrick E. Beans
National Research Corporation
June 2, 2009
Page 2

- the length of time each selling shareholder has held the shares;
- the circumstances under which each selling shareholder received the shares;
- the relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
- any relationships among the selling shareholders;
- the amount of shares involved; and
- whether or not any of the selling shareholders is in the business of buying and selling securities.

Please include in this analysis your determination as to whether Michael Hays is an underwriter. See Securities Act Rules Compliance and Disclosure Interpretation Question 612.09.

Selling Shareholders, page 9

2.	You state that Michael Hays acquired the shares being offered in a direct purchase from the company and donated the shares held by the other selling shareholders listed in the table to the selling shareholders from the shares he acquired. Please revise your disclosure to include a discussion of the transaction(s) in which Michael Hays acquired all the shares being registered for resale and the date(s) on which he donated the shares to the other selling shareholders.

*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Benjamin F. Garmer, III, Esq.
        Russell E. Ryba, Esq.
        Foley & Lardner LLP
        777 East Wisconsin Avenue
        Milwaukee, Wisconsin 53202-5306